Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement pertaining to the 2009 Amendment to the Chicago Bridge & Iron 2008 Long-Term Incentive Plan (formerly known as the Chicago Bridge & Iron 1999 Long-Term Incentive Plan) of our reports dated February 24, 2009, with respect to the consolidated financial statements and schedule of Chicago Bridge & Iron Company N.V. and subsidiaries and the effectiveness of internal control over financial reporting of Chicago Bridge & Iron Company N.V. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
May 12, 2009